JAMES HARDIE INVESTOR UPDATE Louis Gries Exhibit 99.2

PAGE 2 AGENDA • NA FC Organic Growth Strategy & Returns • Beyond FC in North America • Organization Capability to Deliver

PAGE 3 SHARE GROWTH IN NORTH AMERICA Growth Above Market Index Primary Demand Growth (PDG) Growth against Vinyl, Stucco and Brick Hard Siding Alternatives Growth against Natural Wood Defend against lower value substitutes: OSB, Hardboard, CFC

PAGE 4 HOMEOWNER VALUE PROPOSITION • Curb, porch & deck appeal • Fire & abuse • Low maintenance • Affordable

PAGE 5 MARKET DEVELOPMENT TO CONVERT VINYL New Construction - Geography - Category of home - Builder profile - Better home ↔ Better builder ↔ Better development Segment / Target / Position Basics Repair & Remodel - Geography - Neighborhoods - Value proposition direct to home owner

PAGE 6 DEFEND AGAINST LOWER VALUE SUBSTITUTES Homeowner Value Proposition - Engineered for climate durability - Lower maintenance - Substrate - Surface finish - Full exterior wrap Keys to defend against discounting - Channel partners - Homeowner awareness - Contractor alignment

PAGE 7 SAFETY AT THE FOREFRONT Safety culture evolving from 2&10 to Zero Harm • Standard and sustainable systems • Establish playbook and train employees • Zero tolerance for unsafe behaviors

PAGE 8 DRIVE DELIVERED UNIT COST TRENDS Improving delivered unit cost trend … in a sustainable way 1Q FY18 FY17 Delivered Unit Cost

PAGE 9 EXPAND PRODUCT CAPABILITY Future Capability Durability Density Surface Finish Shapes Sourcing Alternatives Engineered for Climate

PAGE 10 2.4 3.7 0.2 0.1 0.7 0.3 FY10 Nameplate FY13 Wax Restart FY14 Fontana Restart FY17 Start Ups FY18 Start Ups FY18 Nameplate NORTH AMERICA MANUFACTURING CAPACITY Capacity Expansion Since Housing Downturn • Fontana 1 • Plant City 4 • Cleburne 3 Future capacity additions: • FY19 & FY20 greenfield additions: Tacoma (300 mmsf) + Alabama (600 mmsf) • Fontana 2 • Waxahachie 1 • Plant City 3 • Summerville 1

PAGE 11 FY19 CAPACITY OUTLOOK 3.7 2.8 Bi llio ns o f S qu ar e Fe e t FY19 Capacity

BEYOND CURRENT NORTH AMERICA ORGANIC GROWTH STRATEGY

PAGE 13 INTERNATIONAL • Steady share gains in APAC • Reset game plan in Europe • Further expansion with GDP per capita bias

PAGE 14 NON-FIBER CEMENT IN NORTH AMERICA Capabilities Assets Differentiated Product or Business Model Target Building Materials Organic Growth Potential with Defendable Moats Leverage James Hardie Growth Segments Searching Across Close Adjacencies Large Market Size Continue to explore options in North America where we have a strong presence to leverage in a large market

ORGANIZATIONAL CAPABILITY TO ENABLE

PAGE 16 MANAGEMENT TEAM Sean Gadd EVP, Markets & Segments 22 Years; 13 JH Years Jack Truong President, International 27 Years; <1 JH Years Matthew Marsh CFO and EVP 20 Years; 4 JH Years Ryan Kilcullen EVP, Operations 14 Years; 10 JH Years Louis Gries CEO 39 Years; 26 JH Years Zean Nielsen EVP, NA Sales & Marketing 20 Years; <1 JH Years Kirk Williams CHRO 18 Years; <1 JH Years EVP, Manufacturing Open Chief Technology Officer Open

FY17/18 SUPPLY ISSUES & RAMIFICATIONS

PAGE 18 SUPPLY ISSUES & RAMIFICATIONS • Focus has shifted to building on traction in manufacturing now that demand / supply equation has returned to balance • Recapturing lost ground in the market … significant effort is required • Improving delivered unit cost trend with network stabilization

PAGE 19 KEY MESSAGES • Zero Harm safety commitment • Manufacturing reset • Regain market traction lost during supply shortage period • International growth • Non-FC opportunity scans • Management team build • Broad-based organizational capability build